Filed by Falcon’s Beyond Global, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Fast Acquisition Corp. II

Commission File No.: 001-40214

Falcon’s Beyond and FAST Acquisition Corp. II Announce Effectiveness of Form S-4 Registration Statement

Special Meeting of FAST II Stockholders to Approve Business Combination Scheduled for September 26, 2023

Orlando and RIDGEFIELD, Conn. (September 15, 2023) — Falcon’s Beyond (“Falcon’s” or the “Company”), a global entertainment powerhouse and visionary innovator in immersive storytelling and FAST Acquisition Corp. II (“FAST II”) (NYSE: FZT), a publicly traded special purpose acquisition company, today announced that the U.S. Securities and Exchange Commission (“SEC”) declared effective the Registration Statement on Form S-4 (the “Registration Statement”) filed with the SEC in connection with the previously announced proposed business combination (the “Business Combination”) of Falcon’s and FAST II. The Registration Statement provides important information about the Business Combination.

“We are thrilled to achieve this milestone in the transaction with FAST II, as our plans to become a publicly traded company on Nasdaq continues to advance,” said Cecil D. Magpuri, CEO of Falcon’s. “Falcon’s is well positioned to capitalize on continued strong consumer and industry demand and deliver extraordinary experiences through our products and platforms. With our proprietary technology and access to prime real estate, Falcon’s continues to build upon a proven track record of more than two decades in turning imagined worlds into reality and delivering immersive entertainment experiences to our growing global audience across all demographics.”

“Falcon’s is a global entertainment powerhouse at the forefront of inventing extraordinary consumer experiences,” said Doug Jacob, Founder of FAST II. “Since we strategically amended the terms of our transaction in January, the Falcon’s team has continued to demonstrate its ability to execute with the opening of JV-owned theme park Katmandu Park in Punta Cana, the introduction of its first mobile game, Katmandu: EtherMerge, the successful launch of its new Roblox experience, BEYONDLAND, the partnership with Raging Power Limited, an arm of K11 Group to open new entertainment franchises and attractions across China and numerous other exciting projects. Falcon’s offers investors a distinctive entryway into the vast entertainment industry with foundational assets and the monetization of owned and third-party brands.”

FAST II also established a record date of August 21, 2023 (the “Record Date”) and announced that it will hold its special meeting of stockholders (the “Special Meeting”) on September 26, 2023 at 10:00 a.m. Eastern Time to approve the Business Combination with Falcon’s and related matters. FAST II stockholders of record as of the Record Date have been sent notice of, and are entitled to vote at or before, the Special Meeting.

If the necessary proposals at the Special Meeting are approved, Falcon’s and FAST II anticipate that the Business Combination will close promptly after the Special Meeting, subject to the satisfaction of all other closing conditions. Upon the closing of the Business Combination, the combined company Class A Common Stock, Series A Preferred Stock and warrants are expected to be listed on Nasdaq under the ticker symbols “FBYD,” “FBYDP” and “FBYDW,” respectively.

Special Meeting Details

The Special Meeting will be virtual and conducted via live webcast at https://www.cstproxy.com/fastacqii/sm2023. To register and receive access to the virtual meeting, registered stockholders and beneficial stockholders (those holding shares through a stock brokerage account or by a bank or other holder of record) will need to follow the instructions applicable to them provided in the proxy statement.

Every stockholder’s vote FOR ALL Proposals is important, regardless of the number of shares held. FAST II stockholders who need assistance voting, have questions regarding the Special Meeting, or would like to request documents may contact FAST II’s Proxy Solicitor Morrow Sodali LLC at (800) 662-5200(banks and brokers can call (203) 658-9400).

About Falcon’s Beyond

Falcon’s Beyond is a visionary innovator in immersive storytelling. A global entertainment powerhouse where original ideas – fueled by passion and guided by expertise – take flight and accelerate at speeds beyond your imagination. Where fun is reimagined through innovative technologies and themed experiences. Falcon’s connects the world by bringing stories to life through theme parks, resorts, animation, consumer products, gaming, movies and beyond. Falcon’s Beyond propels intellectual property (IP) activations concurrently across physical and digital experiences through three core business units: Falcon’s Creative Group is one of the world’s leading themed entertainment and master planning firms, having planned over $100 billion in award-winning experiences where creative vision, compelling design, immersive media, and cutting-edge technology intersect to bring imagination to life. Falcon’s Beyond Destinations develops, owns, and operates global entertainment destinations from resorts, theme parks, attractions to retail, dining and location-based entertainment venues where stories come to life and memories are made. Falcon’s Beyond Brands expands franchises across multiple platforms from media to gaming, music to consumer products and beyond. Falcon’s also invents immersive rides, attractions and technologies for entertainment destinations around the world.

FALCON’S BEYOND, KATMANDU, BEYONDLAND and its related trademarks are owned by Falcon’s Beyond.

About FAST Acquisition Corp. II

FAST II is a hospitality and consumer entertainment focused blank check company whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. FAST II was as founded by Doug Jacob and headed by Sandy Beall as Chief Executive Officer. FAST II is listed on NYSE under the ticker symbol “FZT.” For more information, visit https://www.fastacqii.com/.

Additional Information and Where to Find It

In connection with the proposed business combination, Falcon’s Beyond Global, Inc. (“Pubco”) has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (File No: 333-269778) (the “Registration Statement”), which includes a document that serves as a joint prospectus of Pubco and proxy statement of FAST II, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all FAST II shareholders as of the record date. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF FAST II ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. Stockholders can obtain copies of the proxy statement/prospectus, any amendments or supplements thereto, and other documents filed with the SEC, without charge, at the SEC’s web site at sec.gov, or by directing a request to: FAST Acquisition Corp. II, 109 Old Branchville Road, Ridgefield, CT 06877, Attention: Chief Financial Officer, (201) 956-1969.

Participants in the Solicitations

FAST II and its directors and executive officers may be deemed participants in the solicitation of proxies from FAST II’s stockholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in FAST II is contained in the Registration Statement, which was filed with the SEC and is available free of charge at the SEC’s website at www.sec.gov.

The Company and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of FAST II in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination is included in the Registration Statement, which was filed with the SEC and is available free of charge at the SEC’s website at www.sec.gov.

No Offer or Solicitation

This communication is for informational purposes only and shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 the Securities Act of 1933, as amended, or an exemption therefrom.

Caution About Forward-Looking Statements

This communication includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters.

These forward-looking statements include, but are not limited to, the expectation that the proposed transaction will occur and Pubco will be listed on Nasdaq and the Company’s ability to capitalize on continued strong consumer and industry demand. These statements are based on various assumptions and on the current expectations of the Company, Pubco and FAST II and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and should not be relied on by an investor or others as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Falcon’s Beyond and FAST II. These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to, the likelihood of which could be adversely affected by (1) changes in domestic and foreign business, market, financial, political, and legal conditions in general and in the entertainment industry in particular; (2) the outcome of any legal proceedings that may be instituted against FAST II, Falcon’s Beyond or Pubco following the announcement of the proposed business combination; (3) the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect Falcon’s Beyond or the expected benefits of the proposed transaction or that the approval of the requisite equity holders of FAST II is not obtained; (4) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; (5) volatility in the price of FAST II’s or Falcon’s Beyond’s securities; (6) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the business combination; (7) the enforceability of Falcon’s Beyond’s intellectual property, including its patents, and the potential infringement on the intellectual property rights of others, cyber security risks or potential breaches of data security; (8) any failure to realize the anticipated benefits of the proposed transaction; (9) risks relating to the uncertainty of the projected financial information with respect to Falcon’s Beyond; (10) risks related to the rollout of Falcon’s Beyond's business and the timing of expected business milestones; (11) the effects of competition on Falcon’s Beyond's business; (12) the risk that the proposed business combination may not be completed by FAST II’s business combination deadline; (13) the amount of redemption requests made by FAST II's stockholders; (14) the ability of FAST II or Falcon’s Beyond to issue equity or equity-linked securities or obtain debt financing in connection with the proposed transaction or in the future; (15) and those factors discussed in the Registration Statement and FAST II's Annual Report on Form 10-K for the year ended December 31, 2022 under the heading "Risk Factors" and other documents FAST II or Pubco has filed, or will file, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither FAST II nor Falcon’s Beyond presently know, or that FAST II or Falcon’s Beyond currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, the forward-looking statements reflect FAST II's and Falcon’s Beyond's expectations, plans, or forecasts of future events and views as of the date of this communication. FAST II and Falcon’s Beyond anticipate that subsequent events and developments will cause FAST II's and Falcon’s Beyond's assessments to change. However, while FAST II and Falcon’s Beyond may elect to update these forward-looking statements at some point in the future, FAST II and Falcon’s Beyond specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as a representation of FAST II's and Falcon’s Beyond's assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Contacts:

Investor Relations:

Brett Milotte, ICR
FalconsBeyondIR@icrinc.com

Media:

Keil Decker, ICR
FalconsBeyondPR@icrinc.com

Eric Becker, ICR
FalconsBeyondPR@icrinc.com

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